Management’s Discussion and Analysis

of Financial Condition and Results of Operations

For the Three Months Ended September 30, 2005

October 24, 2005

Management's Discussion and Analysis presented below reflects the effects of the restatement on the consolidated financial statements as at September 30, 2005 and December 31, 2004 and for the three month periods ended September 30, 2005 and 2004. See "Restatement" below for further discussion of this matter.  Apart from revisions described under “Restatement” below, this MD&A has not been revised for new events or developments.

This Management’s Discussion and Analysis (“MD&A”) of Pan American Silver Corp. (the “Company”) focuses on significant factors that affected the performance, and those that may affect the future performance, of the Company and its subsidiaries’.  The MD&A should be read in conjunction with the unaudited consolidated financial statements of the Company, and the notes thereto, for the three months ended September 30, 2005 and 2004.  In addition, the following should be read in conjunction with the audited Consolidated Financial Statements of the Company, and the notes thereto, for the year ended December 31, 2004.  Note 2 to such financial statements outlines the significant accounting policies that have been applied consistently for the nine months ended September 30, 2005.  All figures are in United States dollars unless otherwise noted.

RESTATEMENT

In 2004, Pan American implemented a hedge accounting policy for the accounting treatment of its base-metal forward contracts program.  In the fourth quarter of 2005 it was concluded that the Company’s accounting for its forward contracts for the sale of base metals (lead and zinc) ,its forward contracts for purchasing Mexican pesos with US dollars and its silver fixing contracts does not qualify for hedge accounting under AcG-13, Hedging Relationships.  As a result, Pan American has restated its unaudited consolidated financial statements for each quarter from March 31, 2004 to September 30, 2005 and its audited 2004 consolidated financial statements.

Pan American is now required to recognize mark-to market valuations of its open forward contract positions through its income at the end of each period.  In the past, Pan American had recognized gains, losses, revenues and expenses from its forward contracts in its income only in the period in which they settled.  The effects of the change in accounting treatment are summarized in the following tables:

	As Previously Reported		As Restated
Consolidated Balance Sheets	September 30	December 31	September 30	December 31
	2005	2004	2005	2004

Unrealized gain on commodity and foreign currency contracts	$-	$-	$459	$480
Unrealized loss on commodity and foreign currency contracts	$-	$-	$2,595	$4,695
Prepaid expenses	$4,034	$1,684	$2,782	$1,211
Investment and non-producing properties	$142,202	$125,863	$142,358	$125,863
Deficit	$(112,515)	$(111,976)	$(115,747)	$(116,664)

	As Previously Reported		As Restated
Consolidated Statement of Operations	Three Month Ended September 30		Three Month Ended September 30
	2005	2004	2005	2004

Revenue	$30,044	$27,409	$30,086	$27,916
Mine operating earnings	$4,919	$5,850	$4,961	$6,357
Loss on commodity and foreign currency contracts	$-	$-	$(2,198)	$(3,438)
Net income for the period	$2,328	$3,289	$172	$358
Adjusted net income for the period attributable to common shareholders	$2,328	$3,289	$172	$358
Basic income per share	$0.03	$0.05	$0.00	$0.01
Diluted income per share	$0.03	$0.05	$0.00	$0.01

	As Previously Reported		As Restated
Consolidated Statement of Operations	Nine Month Ended September 30		Nine Month Ended September 30
	2005	2004	2005	2004

Revenue	$81,030	$63,510	$84,530	$64,803
Mine operating earnings	$9,475	$10,099	$12,975	$11,392
Loss on commodity and foreign currency contracts	$-	$-	$(2,044)	$(3,816)
Net income/(loss) for the period	$(536)	$4,210	$920	$1,687
Adjusted net income (loss) for the period attributable to common shareholders	$(539)	$(7,092)	$917	$(9,615)
Basic income/(loss) per share	$(0.01)	$(0.11)	$0.01	$(0.16)
Diluted income/(loss) per share	$(0.01)	$(0.11)	$0.01	$(0.16)

This change in accounting treatment has no impact on our cash flows.  The details of our commodity and foreign currency forward contracts, which we have previously disclosed, have not changed and Management believes that they continue to serve Pan American as a prudent risk management tool.  Pan American does not hedge future silver production.

RESULTS OF OPERATIONS

Net income for the three months ended September 30, 2005 was $0.2 million (a earnings per share of $0.00) compared to net income of $0.4 million (earnings per share of $0.01) for the corresponding period in 2004.  The Company had net earnings of $0.9 million for the nine-month period ended September 30, 2005 compared to net income of $1.7 million for the corresponding period in 2004.  Included in 2004 net income was a $3.6 million gain on the sale of surplus land at the Quiruvilca mine, offset by a charge of $1.3 million relating to the early conversion of 5.25 per cent convertible unsecured senior subordinated debentures previously issued by the Company (the “Debentures”).

Revenue from metal sales for the third quarter of 2005 was $30.1 million, an 8 per cent increase from the corresponding period in 2004.  Revenue in the third quarter of 2005 benefited from higher realized silver, zinc and copper prices than the previous year’s third quarter.  The effects of higher realized prices and increased silver production were offset partially by lower zinc concentrate shipments from the Quiruvilca and Huaron operations as compared to during the third quarter of 2004 and by the recently introduced Peruvian mining royalties, which amounted to $0.2 million (as compared to

$nil royalty payments in 2004).  For the nine-month period ended September 30, 2005, revenue increased by $19.7 million over the revenue for the comparable period of 2004.

The Morococha mine, which was acquired with effect from July 1, 2004, is the main reason for this increase. Morococha recorded revenue of $27.1 million in the first nine months of 2005 compared to $8.3 million in 2004.

Operating costs for the three months ended September 30, 2005 were $21.3 million, a $2.8 million increase from the operating costs recorded in the same period of 2004.  A 63 per cent increase in the number of tonnes mined and milled during the quarter at the La Colorada mine compared to the third quarter of 2004 is the main reason for the increase in operating costs.  Peruvian workers’ participation and a third party’s one-third participation in the Pyrite Stockpile operation, which together totaled $0.4 million during the third quarter (as compared to $nil in such costs in 2004), were also significant factors behind the increase in operating costs over last year. In addition, the Company has experienced the effects of industry-wide escalations in major cost items, such as energy, freight and labor over the last year.  For the nine-month period ended September 30, 2005, operating costs increased over the comparable period in 2004 primarily due to the acquisition of the Morococha mine.  Morococha recorded operating costs of $17.3 million in the first nine months of 2005 compared to $5.1 million in 2004.

Mine operating earnings in the third quarter of 2005 were $5.0 million (2004 - $6.4 million), a 10 per cent increase over the mine operating earnings generated in the second quarter of 2005.  As reflected in the following table, the third quarter of 2005 represents the tenth consecutive quarter that the Company has generated mine operating earnings.  The table below sets out select quarterly results for the past eleven quarters, which are stated in thousands of US dollars, except for the per share amounts.

Year	Quarter (unaudited)	Revenue	Mine operating earnings/(loss)(1)	Net income/(loss) for the period	Net income (loss) per share
2005	Sept. 30	$30,086	$4,961	$172	$0.00
	June 30	$25,358	$4,526	$4,971	$0.07
	March 31	$29,086	$3,488	$(4,223)	$(0.06)
2004	Dec. 31	$30,022	$3,402	$13,527	$0.21
	Sept. 30	$27,916	$6,357	$358	$0.01
	June 30	$21,179	$2,640	$3,352	$(0.09)(2)
	March 31	$15,708	$2,395	$(2,023)	$(0.08)(2)
2003	Dec.31	$12,857	$81	$(2,840)	$(0.05)(2)
	Sept. 30	$11,890	$1,258	$(1,125)	$(0.10)(2)
	June 30	$12,553	$758	$(1,156)	$(0.02)
	March 31	$7,822	$(78)	$(1,573)	$(0.03)

(1)

Mine operating earnings/(loss) are equal to revenues less operating costs and depreciation and amortization

(2)

Includes charges associated with early conversion and accretion of the Debentures

Depreciation and amortization charges for the third quarter of 2005 increased to $ 3.8 million from $3.0 million recorded for the corresponding period in 2004.  This increase is primarily due to the increased production at La Colorada, as increased production generally has a direct bearing on the depreciation and amortization recorded in a given period.

General and administration costs for the three-month period ended September 30, 2005, including stock-based compensation, increased to $2.1 million from $1.5 million recorded in the comparable quarter in 2004.  This increase is due mainly to higher travel costs, a stronger Canadian dollar relative to the US dollar and higher salary expense.

Exploration expenses recorded for the third quarter of 2005 were $0.5 million, as compared to $1.2 million recorded for the comparable quarter in 2004. The exploration expenses for the third quarter of 2005 are attributed to exploration work at the Morococha mine and feasibility activity conducted at the Company’s 50 per cent owned Manantial Espejo property in Argentina.  At Morococha, the Company was active with seven drill rigs during the third quarter, developing both known resource areas and discovering previously unknown mineralized areas. A total of $1.4 million was spent on exploration activities at Morococha during the quarter, of which $0.9 million was determined to be for the development and extension of known resource areas, and therefore capitalized, while the balance was expensed.  Exploration expenses for the comparable quarter of 2004 reflected higher activity levels relating to the feasibility study at Manantial Espejo.

Reclamation expenses for the third quarter of 2005 increased to $0.7 million from $0.3 million incurred in the corresponding period in 2004.  These costs are related to the accretion of the liability that the Company recognized on all its mining operations by adopting CICA Handbook Section 3110 – “Accounting for Asset Retirement Obligations” as at December 31, 2003.  The Company’s expectations for future site restoration costs at its mines did not change during the quarter.

Interest and financing expenses incurred in the third quarter of 2005 were $0.1 million, which is similar to the amount incurred during the same period in 2004.  Year-to-date interest expenses have been reduced as a result of the Company successfully inducing the early conversion of 99 per cent of the Debentures and prepaying all bank debt in the second quarter of 2004.

Loss on commodity and foreign currency contracts in the quarter amounted to $2.2 million, compared to a loss of $3.4 million for the comparable quarter in 2004.  Approximately half of the loss represents an increase in the negative mark-to-market on open positions as at September 30, 2005 compared to the negative mark-to-market as at June 30, 2005.  The Company had realized losses on commodity and foreign currency contracts of $1.1 million in the quarter.

Investment and other income for the third quarter of 2005 increased to $1.2 million from $0.8 million in the corresponding period of 2004. This is primarily represented by interest income received from cash balances the Company maintained during the quarter.  In addition to interest income, the Company also recognized a $0.3 million gain on the sale of a crusher owned by a Mexican subsidiary.

Income tax benefit of $0.1 million was recorded in the third quarter of 2005 (2004 - $nil) as a result of the Company reducing its future income tax liability by $1.3 million, which was partially offset by current income tax expenses.  The Company expects to utilize tax assets to reduce income taxes payable in Peru to a greater extent than originally assumed, resulting in a reduction in the valuation allowance applied to future income tax assets and a corresponding credit to the income tax provision for the third quarter.  For the nine-month period ended September 30, 2005, the Company recorded a provision for income tax of $1.6 million (2004 - $nil).  These expenses were a result of the Company generating taxable earnings at its Huaron and Morococha mines in Peru.  During the comparable period in 2004 income taxes were not payable due to utilization of tax loss carry forwards.

METAL PRODUCTION

Pan American produced 3,202,289 ounces of silver in the third quarter of 2005, the highest quarterly silver production achieved by the Company in its eleven year history.  Record silver production was achieved at both La Colorada and Morococha during the quarter.  For the first nine months of 2005, silver production has increased by 1.2 million ounces or 15 per cent as compared to year-to-date production in 2004. This increase in the silver production was achieved primarily through the acquisition of Morococha, which was effective as of July 1, 2004.  Morococha produced over 2 million ounces at a cash cost of $2.82 per ounce for the Company in the first nine months of 2005 compared to 685,937 ounces produced at a cash cost of $3.57 per ounce in 2004. Silver production from the La Colorada operation in the first nine months of 2005 increased by 66 per cent and cash costs per ounce decreased 14 per cent compared to the production in the comparable period in 2004.  This increase in silver production at La Colorada more than made up for the decrease in silver production at each of the Company’s Huaron, Quiruvilca and Pyrite operations in Peru when compared to production levels achieved in the same period of 2004.

As shown in the following table, zinc and copper production for the first nine months of the year were also significantly higher than production in the corresponding period of 2004, even without production from the San Vicente mine in Bolivia.  The increase was due to the addition of Morococha. Lead production is trailing last year’s production levels by 11 per cent over the first nine months of the year due to lower lead grades at both Huaron and Quiruvilca.

	Three months ended			Nine months ended
	September 30			September 30
	2005	2004	% Change	2005	2004	% Change
Silver metal - ounces	3,202,289	3,162,847	1	9,286,658	8,047,483	15
Zinc metal - tonnes	9,977	10,377	(4)	28,094	24,899	13
Lead metal - tonnes	4,113	4,865	(15)	11,492	12,955	(11)
Copper metal - tonnes	1,042	1,100	(5)	3,020	2,370	27

The Morococha mine maintained its trend of increasing silver production and lowering its cash cost per ounce over the first three quarters of 2005.  For the three-month period ended September 30, 2005, Morococha produced 705,981 ounces of silver at a cash cost of $1.99 per payable ounce.

The results of the Company’s exploration activities at Morococha, which were contained in a news release dated July 21, 2005 have lead to a reallocation of $9.4 million of Morococha’s carrying value from “Investment in non-producing properties” to “Mineral property, plant and equipment” on the Company’s balance sheet.  The reallocation is based on the upgrading of resources to reserves achieved from these exploration activities.

The La Colorada mine production continued its improving trend during the third quarter with record silver production of 817,744 ounces at cash costs of $5.48 per payable ounce. For the first nine months of 2005, La Colorada has achieved a production increase of 66 per cent compared to the corresponding period in 2004 by processing 24 per cent more tonnes of ore at 18 per cent higher grades.

During the third quarter of 2005, the Quiruvilca mine managed to reduce its cash costs per payable ounce from those recorded in each of the first two quarters of 2005.  While the mine continued to encounter slightly lower silver grades than in the previous year, cost control measures and higher by-product credits from base metal production enabled the Quiruvilca mine to produce 579,586 ounces at the same cash cost of $3.55 per payable ounce recorded in the comparable quarter of 2004.

At the Huaron mine, mining and processing rates in the third quarter of 2005 continued to increase over those achieved in the first two quarters of the year, however grades and recoveries remained significantly lower than those historically experienced.  Lower grades and recoveries had a negative impact on silver production, which resulted in approximately 12 per cent lower production than that recorded in the third quarter of 2004; however silver production was higher than that achieved in the first two quarters of 2005.  Base metal grades and recoveries have also declined due to a change in the ore type in the areas currently being mined. The significance of lower grades and recoveries from Huaron’s base metal production can be seen in the 33 per cent increase over last year’s cash costs per payable ounce.  Cash costs per payable ounce for the third quarter of 2005 were $5.13 per ounce, a $1.28 per ounce increase from costs recorded a year ago. Lower base metal production, which resulted in a reduction in the by-product credit, contributed approximately $0.90 to the increase in costs per ounce.  An intensive metallurgical test program continues at the mine in an effort to return base metal recoveries to historical levels.

The Company’s Pyrite Stockpile operation produced 158,578 ounces of silver during the quarter at a cash cost of $1.72 per payable ounce. Production from the Stockpiles for the third quarter of 2005 was 31 per cent lower than the production in the comparable period of 2004 due to lower tonnage demand and lower silver grades. The production rates from the Stockpile operation are entirely dependent on the demand for this ore from the purchaser, Doe Run Peru, and as a consequence are not controlled by management.  Costs per payable ounce are higher than last year due to the fact that Volcan Minera S.A. (“Volcan”) became entitled to a one-third participation in the net operating cash flow of the Stockpile operation in December 2004, which is treated as a cost to the operation.

In Bolivia, the Company’s subsidiary, Pan American Silver (Bolivia) S.A. (“PAS Bolivia”) began to mine and stockpile ore at the San Vicente mine in the third quarter of 2005.  As of mid-October PAS Bolivia recommenced processing ore on a toll basis at a nearby facility. PAS Bolivia now expects to produce approximately 0.2 million ounces of silver in 2005 from San Vicente at a cash cost of under $3.00 per ounce; while continuing to work towards producing from its own mill by mid-2006.  During the third quarter of 2005, the Company concluded negotiations with EMUSA, a Bolivian mining company and a third-party concentrates trader with respect to the ownership of PAS Bolivia.  Pursuant to the agreement, Pan American will increase its interest to 55 per cent and will operate the San Vicente mine.

The Company expects consolidated silver production for 2005 to be approximately 12.5 million ounces, in-line with the revised forecast provided at the end of the second quarter of 2005. The Company expects consolidated cash costs per payable ounce over the remainder of the year to be similar to the third quarter’s costs and estimates total consolidated cash cost for 2005 to be below $4.30 per payable ounce.

CASH AND TOTAL PRODUCTION COSTS PER OUNCE FOR PAYABLE SILVER

Consolidated cash costs per ounce for the three-month period ended September 30, 2005 were $4.15 per payable ounce of silver, which is slightly higher than the $4.05 per payable ounce for the corresponding period of 2004 but significantly lower than the $4.50 per payable ounce for the first half of 2005.  Industry-wide cost escalations in energy and consumables, new Peruvian workers’ participation and Volcan’s participation in the Pyrite Stockpile operation, which totaled $0.4 million during the third quarter (2004 - $nil) and $1.3 million in the first nine months of 2005 (2004 - $nil), were the primary reasons for the increase in cash costs from last year.

Taking effect from the first quarter of 2005, the Company changed its method for calculating cash and total costs per ounce of silver.  In the past, these calculations were based on produced ounces, as set out on page 11 of the Consolidated Financial Statements for the year ended December 31, 2004.  The Company now calculates its cash and total costs per ounce on the more widely-used methodology based on the silver ounces for which the Company is paid.  Costs per ounce for the third quarter and the first nine months of 2004 costs per ounce have been recalculated on the same basis to ensure that the comparables are consistent with this new method.

The non-GAAP measures of cash and total cost per ounce of payable silver are used by the Company to manage and evaluate operating performance at each of the Company’s mines and are widely reported in the silver mining industry as benchmarks for performance, but do not have standardized meaning.  To facilitate a better understanding of this measure as calculated by the Company, we have provided a detailed reconciliation of this measure to our operating costs, as shown in our unaudited Consolidated Statement of Operations for the three- and nine-month periods ended September 30, 2005.

		Three months ended September 30		Nine months ended September 30
		2005	2004	2005	2004
Operating Costs		$21,337	$18,526	$62,134	$46,226
Add/(Subtract)
Smelting, refining, and transportation charges		9,469	8,267	27,204	19,426
By-product credits		(19,815)	(16,530)	(55,431)	(39,209)
Mining royalties and worker’s participation		125	219	379	251
Change in inventories		733	747	2,464	1,041
Other		492	476	1,157	674
Minority interest adjustment		(175)	(484)	(779)	(484)
Cash Operating Costs	A	$12,165	$11,222	$37,126	$27,925
Add/(Subtract)
Depreciation and amortization		3,788	3,033	9,421	7,186
Asset retirement and reclamation		736	302	1,674	905
Change in inventories		(45)	0	1,016	0
Other		(327)	82	(245)	34
Minority interest adjustment		(154)	(222)	(475)	(222)
Production Costs	B	$16,163	$14,416	$48,518	$35,828

Payable Ounces of Silver	C	2,930,179	2,768,841	8,479,763	7,012,651
Total Cash Cost per Ounce	(A*1000)/C	$4.15	$4.05	$4.38	$3.98
Total Production Costs per Ounce	(B*1000)/C	$5.52	$5.21	$5.72	$5.11

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2005, cash and cash equivalents plus short-term investments were $68.4 million, a $10.6 million decrease from June 30, 2005.  Investing activities for the three months ended September 30, 2005 used a net $6.3 million and consisted primarily of expenditures on mineral property, plant and equipment of $16.5 million, mostly at Alamo Dorado and Morococha, which were partially funded by the maturity of short-term investments of $9.6 million.  Cash flow provided from operating activities was $4.2 million for the third quarter of 2005, after accounting for changes in non-cash operating working capital items which utilized $0.5 million.  Financing activities in the third quarter consisted of the exercise of stock options yielding $1.5 million and the repayment of advances utilizing $0.4 million.

Working capital at September 30, 2005 was $85.8 million, a reduction of $9.6 million from June 30, 2005.  This reduction is largely the result of a $10.6 million decrease in cash and cash equivalents plus short-term investments, a $0.65 million increase in and prepaid expenses, a $1.4 million increase in inventories and a $0.9 million increase in current liabilities.

Capital resources at September 30, 2005 amounted to shareholders’ equity of $282.5 million.  At September 30, 2005, the Company had 67,166,373 common shares issued and outstanding.

During the third quarter, the Company issued 255,781 warrants to the International Finance Corporation (“IFC”) in exchange for the termination of past and future obligations relating to production from the La Colorada mine.  Each warrant issued entitles the IFC to purchase one common share of Pan American at a price of US$ 16.91 over a five-year period. These warrants were negotiated with the IFC during the second quarter of 2005 and issued as settlement of the Company’s obligation to the IFC with a fair value of $2.1 million.

Based on the Company’s financial position at September 30, 2005 and the operating cash flows that are expected over the next twelve months, management believes that the Company’s liquid assets are more than sufficient to fund planned operating and project development and to sustain capital expenditures and discharge liabilities as they come due. Other than as disclosed elsewhere in the unaudited consolidated financial statements for the three months ended September 30, 2005 and 2004, and the related notes thereto, the Company did not have any known material contractual obligation or any off-balance sheet arrangements at the date of this MD&A.

Pan American mitigates the price risk associated with its base metal production by selling some of its forecasted base metal production pursuant to forward sales contracts.  At September 30, 2005, the Company had sold forward 10,000 tonnes of zinc at a weighted average price of $1,174 per tonne ($0.533 per pound). These forward sales commitments represent approximately 45 per cent of the Company’s forecast zinc production until March 2006.  At September 30, 2005, the cash offered prices for zinc was $1,402 per tonne. The negative mark to market value at September 30, 2005 was $2.3 million.

At the end of the third quarter of 2005, the Company had fixed the price of 1,000,000 ounces of silver produced during the third quarter and contained in concentrates, which are due to be priced in October and November of 2005 under the Company’s concentrate sales contracts.  The price fixed for these ounces averaged $7.24 per ounce while the spot price of silver on September 30, 2005 was $7.42 per ounce.

In anticipation of capital expenditures in Mexican pesos (“MXN”) relating to the construction of Alamo Dorado, the Company has purchased MXN 301 million settling between October 2005 and June 2006 to match anticipated spending at an average MXN/US$ exchange rate of 11.25.  At September 30, 2005, the spot exchange rate for MXN/US$ was 10.78 and the positive mark to market value of the Company’s position was $0.5 million.

EXPLORATION AND DEVELOPMENT ACTIVITIES

The development of the Company’s Alamo Dorado project in Mexico is progressing on budget and on schedule with production still planned for late 2006.  Over 60 per cent of the engineering design work and about 20 per cent of the construction work is now complete.  A total of 120,000 tonnes of waste rock was mined from the pit area during the month of September and the stockpiling of ore-grade material has commenced.  Plant site civil work continues ahead of schedule with completion by the end of the third quarter 2005 of: (i) the rough grading for the crusher, stockpile, and grinding circuit areas;(ii) the truck maintenance and warehouse facility; and (iii) the erection of the laboratory and offices.

The Company spent $10.5 million on equipment and construction-related activities at Alamo Dorado for the quarter ended September 30, 2005.  Over the remainder of the year, the Company anticipates spending an additional $13 million on the construction of Alamo Dorado, which will be funded out of the Company’s treasury.  The expected total capital costs for the project are approximately $77 million, including start-up working capital and a contingency allowance.

The Company is in the final stages of feasibility study for its 50 per cent owned Manantial Espejo project in Argentina.  During the quarter, the Company continued to develop an environmental impact study, which will be submitted to the Argentine authorities in November 2005. In addition, the Company continued detailed capital and operating cost estimations which will culminate in a completed feasibility study for the project by late 2005.  Pan American’s share of additional costs to complete the feasibility study is expected to be approximately $0.3 million.